$\mathcal{U}$



08040789

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SEC Mail Processing
Section

MAR 2 8 2008

Washington, DC
112

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

__X__   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2007
or

__   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-4534

A.   Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

**AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN**

B.   Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

**AIR PRODUCTS AND CHEMICALS, INC.
7201 HAMILTON BOULEVARD
ALLENTOWN, PA 18195-1501**

PROCESSED

APR 1 5 2008

THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Air Products and Chemicals, Inc.
Retirement Savings Plan
(Name of Plan)

Dated: March 27, 2008

By:

Jeffrey A. Blair
Director, Compensation and Benefits
Plan Administrator

Consent of Independent Registered Public Accounting Firm

Air Products and Chemicals, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-113881) on Form S-8 of Air Products and Chemicals, Inc. of our report dated 24 March 2008 with respect to the statements of net assets available for benefits of the Air Products and Chemicals, Inc. Retirement Savings Plan as of 30 September 2007 and 2006 and the related statements of changes in the net assets available for benefits for each of the years in the two-year period ended 30 September 2007, and the related supplemental schedule of assets (held at end of year) as of 30 September 2007, which report appears in the 30 September 2007 annual report on Form 11-K of the Air Products and Chemicals, Inc. Retirement Savings Plan.

Our report on the financial statements and related supplemental schedule refers to the Plan's adoption of Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, as of 30 September 2007 and 2006.

KPMG LLP

Philadelphia, Pennsylvania
24 March 2008



AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN

Financial Statements and Schedule

30 September 2007 and 2006

(With Report of Independent Registered Public Accounting Firm)

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN

Table of Contents

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.



1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Air Products and Chemicals, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Air Products and Chemicals, Inc. Retirement Savings Plan (the Plan) as of 30 September 2007 and 2006 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of 30 September 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of 30 September 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in note 2 to the financial statements, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,* as of 30 September 2007 and 2006.

KPMG LLP

Philadelphia, Pennsylvania
24 March 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

30 September 2007 and 2006

(In thousands)

	2007	2006
Assets:		
Investments at fair value:		
Money Market Fund	$ 31,114	23,486
Brokerage Window	15,908	259
Life Cycle Funds	26,498	6,836
Corporate Bond Fund	26,996	20,792
Balanced Fund	200,615	176,049
S&P 500 Index Stock Fund	126,218	117,443
Large Cap Growth Fund	59,342	43,255
International Stock Fund	137,165	89,704
Large Cap Value Fund	291,126	266,416
Small Capitalization Equity Fund	71,175	65,375
Company Stock Fund – ESOP	553,142	416,927
Company Stock Fund – Current Year	—	6,701
Interest-bearing cash	6,172	6,471
Fixed Income Securities Fund	219,083	241,188
Total investments at fair value	1,764,554	1,480,902
Participant loans	17,351	17,532
Total investments	1,781,905	1,498,434
Receivables:		
Accrued interest and dividends	3,059	2,195
Other receivable	3,919	1,700
Total receivables	6,978	3,895
Total assets	1,788,883	1,502,329
Liabilities:		
Payables and accrued liabilities	2,922	2,245
Total liabilities	2,922	2,245
Net assets available for benefits at fair value	1,785,961	1,500,084
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,724	2,421
Net assets available for benefits	$ 1,792,685	1,502,505

See accompanying notes to financial statements.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended 30 September 2007 and 2006

(In thousands)

		2007	2006
Additions:			
Employee contributions	$	55,776	52,107
Company matching contributions		17,038	16,485
Company Core Contributions, net of forfeitures		7,881	7,108
Interest income		3,977	12,903
Dividend income		46,153	48,097
Net appreciation in fair value of investments		292,292	108,383
Total additions		423,117	245,083
Deductions:			
Distributions to participants		132,764	97,147
Administrative expenses		173	885
Total deductions		132,937	98,032
Net increase		290,180	147,051
Net assets available for benefits, beginning of year		1,502,505	1,355,454
Net assets available for benefits, end of year	$	1,792,685	1,502,505

See accompanying notes to financial statements.

3

(1) Description of the Plan

The following description of the Air Products and Chemicals, Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan's provisions.

(a) *General*

The Plan is a defined contribution plan sponsored by Air Products and Chemicals, Inc. (the Company) covering certain full-time and part-time salaried and nonunion hourly employees of the Company and designated subsidiaries. Participants of the Plan are entitled to make before-tax contributions and after-tax contributions as allowed by Sections 401(k) and 401(m) of the Internal Revenue Code (IRC) after having completed at least 30 days of service. Eligible participants are entitled to make catch-up contributions as allowed by Section 414(v) of the IRC. Company matching contributions are made under IRC Section 401(m). The Plan is subject to the provisions of Employee Retirement Income Security Act (ERISA).

(b) *Administration*

The Plan is administered by the Company's Director of Compensation and Benefits (the Plan Administrator). The Benefits Committee, appointed by the Company's Senior Vice President - Human Resources and Communication, has oversight responsibility for Plan administration, and the Pension Investment Committee, appointed by the Finance Committee of the Company's Board of Directors, has oversight responsibility for the investment of Plan assets. Effective 1 September 2006, Fidelity Management Trust (Fidelity) became the trustee of the Plan. State Street Bank and Trust Company (State Street) was the Plan trustee prior to 1 September 2006.

(c) *Participant Accounts*

Each participant's account is credited with the participant's and the Company's contributions, as well as an allocation of the Plan's earnings or losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

(d) *Contributions*

Subject to certain IRC restrictions, participants may elect to contribute to the Plan on a before-tax basis from 3% to 50%, in whole percentages, of compensation, as defined in the Plan Document, through payroll deductions. The before-tax basis allows a participant to defer recognition of income for federal income tax purposes. The maximum after-tax contribution is 16%. Participants who are at least age 50 before the close of the calendar year may make catch-up contributions in accordance with, and subject to the limitations of, IRC Section 414(v).

The Company will match certain contributions to the Plan made by participants. The matching contribution calculation will depend on whether or not the participant receives Company Core Contributions under the Plan. To be eligible for Company Core Contributions, a participant must be (1) a salaried employee hired or rehired after 31 October 2004, (2) an hourly employee who

4   (Continued)

transferred to a salaried status after 31 October 2004, or (3) a salaried employee who made an election to receive Company Core Contributions under the Plan instead of continuing to earn credited service under the Air Products and Chemicals, Inc. Pension Plan for Salaried Employees (Salaried Pension Plan). Company Core Contributions are made under IRC Section 401(a).

For participants who are receiving Company Core Contributions, the Company will match participant contributions as follows:

- 75 cents for each one dollar of the first 4% of base pay that is contributed, if it is before-tax, plus

- 50 cents for each one dollar of the next 1% or 2% of base pay that is contributed, if it is before-tax

For participants who are not receiving Company Core Contributions but rather are earning credited service in the Company's Salaried Pension Plan or in the Pension Plan for Hourly Rated Employees of Air Products and Chemicals, Inc., the Company will match participant contributions as follows:

- 75 cents for each one dollar of the first 3% of base pay that is contributed, if it is before-tax, plus

- 25 cents for each one dollar of the next 1%, 2%, or 3% of base pay that is contributed, either before-tax or after-tax

Catch-up contributions are not eligible for matching contributions.

Company matching contributions were historically invested in the Company Stock Fund – Current Year and transferred to Company Stock Fund – ESOP subsequent to the end of each Plan year. For the years ended 30 September 2007 and 2006, Company matching contributions could be transferred out of the Company Stock Fund at maturity, which occurred two years after the end of the Plan year during which they were added to the participant's account. Since the participants were restricted from transferring those shares for a two year period, Company matching contributions invested in these funds are considered nonparticipant-directed. As the funds contain both participant-directed and nonparticipant-directed amounts, the Plan deems the funds to be nonparticipant-directed for disclosure purposes (see note 4). Effective 1 October 2007, Company matching contributions may be transferred by Plan participants to other Plan investment options at any time. Effective 25 September 2007 the Company Stock Fund – Current Year was closed and all participant balances were transferred to and all subsequent Company matching contributions and employee contributions are made to the Company Stock Fund – ESOP.

Company Core Contributions are cash contributions made by the Company to eligible participants' accounts in accordance with the participants' investment direction election. The amount of Company Core Contributions is based on participants' service and base pay as follows:

- 4% of base pay if credited service is less than 10 years, or

- 5% of base pay if credited service is between 10 and 19 years, or

(Continued)

**AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN**

Notes to Financial Statements

30 September 2007 and 2006

- 6% of base pay if credited service is 20 years or more.

Eligible participants are not required to contribute to the Plan in order to receive the Company Core Contribution.

(e) Contribution Percentage Changes

Contribution percentage changes are effective as soon as administratively possible after receipt of request.

(f) Rollovers

A participant or any other employee who is entitled to make a "rollover contribution" to the Plan under the IRC may make a cash contribution to the Plan of all or a portion of any such rollover contribution amount.

(g) Vesting

Participants are immediately vested in 100% of their elected salary deferrals, rollover contributions, Company matching contributions, and earnings thereon. Prior to 1 October 2007, Company Core Contributions, plus investment earnings thereon, became 100% vested upon completion of 5 years of service, or, if earlier, upon reaching age 65.

Effective 1 October 2007, a participant vests in Company Core Contributions plus investment earnings thereon, 20% for each year of service reaching 100% after 5 years of service, or, if earlier, upon reaching age 65.

(h) Forfeitures

Forfeitures can be used by the Company to reduce Company Core Contributions. Forfeitures used to reduce Company Core Contributions for 2007 were approximately $204,000 and are reflected as a reduction to the Company Core Contributions in the accompanying Statement of Changes in Net Assets Available for Benefits. There were no unallocated forfeitures at year-end.

(i) Withdrawal Provisions

Upon application, but no sooner than 12 months after any earlier withdrawal:

(a) a participant may withdraw all or a portion of after-tax contributions and earnings thereon;

(b) after withdrawing all amounts described in subparagraph (a), a participant may withdraw any matured Company matching contributions and earnings thereon;

(c) after withdrawing all amounts described in subparagraphs (a) and (b), a participant may withdraw before-tax contributions and then vested Company Core Contributions upon:

(i) attaining age 59½ or

(ii) providing satisfactory evidence that the withdrawal is required on account of a "hardship." Hardship withdrawals will be limited to situations in which a participant has an immediate and heavy financial need and a distribution from the Plan is necessary to meet that need. A Plan loan must be pursued first. A hardship withdrawal may be made without regard to whether any other withdrawal has occurred within the last 12 months and will result in the suspension of the right to participate in the Plan for the next 6 months. A hardship withdrawal cannot include earnings accrued after 31 December 1988.

A participant, upon separation of employment, is entitled to receive all amounts credited to his or her account, including before-tax, after-tax, catch-up, Company matching contributions, and all vested Company Core Contributions. This distribution will automatically occur on or about 60 days after the end of the month in which employment ends if the participant's account balance is less than $1,000. Any outstanding loan balance which is not repaid within 90 days will be treated as a taxable distribution. As an exception, at the discretion of the Pension Investment Committee, loan balances may be transferred to a successor employer for participants whose employment ends due to a divestiture of a business or segment of the Company. Participants may elect to roll over distributions directly into another qualified plan or an Individual Retirement Account. The distribution of a participant's account balance may be deferred until the earlier of age 70½ or death.

(j) *Participant Loans*

The Trustee may make a loan or loans to any participant upon electronic request through the Plan Administrator. Loans may be made in an amount that when added to the outstanding balance of any other loan, will not exceed the lesser of $50,000 reduced by any loan amounts repaid during the preceding year, or one half of the present value of the participant's vested account balance. The loan must be adequately secured, bear a reasonable interest rate, and be repaid within a maximum of 5 years, unless such loan is for a principal residence, in which case the loan is to be repaid within a maximum of 25 years.

Loan principal and interest repayments are credited directly to the borrowing participant's Plan account and invested in accordance with the participant's then-current investment directions. At the time of a participant's termination of employment, the participant must repay the full principal amount remaining to avoid a taxable deemed distribution of the loan balance.

(k) *Investment Directions*

Participants could elect to have their contributions to the Plan and Company Core Contributions invested in the following funds. Investment fund elections can be made in increments of 1% provided the percentages total 100%:

Money Market Fund

(i) *State Street Yield-Enhanced Short-Term Investment Fund* – This fund is structured with high-quality money market instruments and other debt investments offered at longer maturities (available prior to 1 September 2006).

(ii) *Fidelity Retirement Government Money Market Portfolio* – This fund seeks to provide as high a level of current income as is consistent with the preservation of principal and liquidity, by investing primarily in U.S. government securities and repurchase agreements (available post 1 September 2006).

Life Cycle Funds (SSgA Target Retirement Income Fund, SSgA Target Retirement 2010 Fund, SSgA Target Retirement 2020 Fund, SSgA Target Retirement 2030 Fund, and SSgA Target Retirement 2040 Fund) – These funds of funds invest in a portfolio of index commingled funds tracking U.S. Stocks, U.S. bonds, and international stocks. The allocation of assets shifts from one weighted more heavily to stocks to one more heavily weighted to bonds as the target date approaches (available post 1 September 2006).

Corporate Bond Fund

(i) *Vanguard Fixed Income Securities Fund – Short-Term Corporate Bond Portfolio* – This mutual fund's bond selection seeks a high level of current income by investing in relatively short maturity investment grade bonds (available prior to 1 September 2006).

(ii) *Western Asset Core Plus Bond – Institutional Class* – This mutual fund seeks to maximize total return by investing in intermediate term (duration of 3 – 7 years) U.S. dollar-denominated fixed income securities issued by domestic and foreign entities (available post 1 September 2006).

Balanced Fund (Dodge & Cox Balanced Fund) – This mutual fund seeks to provide regular income, conservation of principal, and an opportunity for long-term growth of principal and income through investments in a diversified portfolio of common stocks, preferred stocks, bonds, and cash equivalents.

S&P 500 Index Stock Fund (SSgA S&P 500 Flagship Fund) – This commingled fund seeks to provide investment results that parallel the performance results of the Standard and Poor's 500 Index by investing in common stocks of companies that comprise this index.

Large Cap Value Fund

(i) *Vanguard Windsor Fund* – This mutual fund seeks to generate long-term growth of capital as well as income from dividends. This fund invests in common stocks of mid to large companies that are out of favor or undervalued (available prior to 1 September 2006).

(ii) *Vanguard Windsor II Fund* – This mutual fund seeks to generate long-term growth of capital as well as income from dividends. This fund invests in common stocks of large companies that are out of favor or undervalued.

Large Cap Growth Fund

(i) *SEI Large Cap Growth Fund* – This commingled fund seeks long-term growth of principal within the arena of large capitalization growth stocks (available prior to 1 September 2006).

(Continued)

(ii)   *American Funds Growth Fund of America* – This mutual fund seeks long-term growth of principal within the arena of large capitalization growth stocks (available post 1 September 2006).

International Stock Fund

(i)   *Templeton Foreign Fund* – This mutual fund seeks long-term capital growth through a flexible policy of investing in stock and debt securities of companies and governments that are outside the United States (available prior to 1 September 2006).

(ii)   *Fidelity International Discovery Fund* – This mutual fund invests a majority of its assets in non-U.S. common stocks, with a focus on those that pay current dividends and show potential for capital appreciation. The fund may opportunistically invest in non-U.S. debt securities, including lower-quality debt securities (available post 1 September 2006).

Small Capitalization Equity Fund

(i)   *SEI Small Cap Equity Fund* – This commingled fund seeks long-term capital growth within the arena of small capitalization companies (available prior to 1 September 2006).

(ii)   *Fidelity Select Equity Small Capitalization Collective Trust* – This commingled fund seeks long-term capital growth within the arena of domestic small capitalization companies (available post 1 September 2006).

Company Stock Fund – ESOP (Common Stock of Air Products and Chemicals, Inc.) – This fund is a nondiversified investment option designed to provide participants with an opportunity to share in the potential growth of Company common stock. This fund is a nonleveraged Employee Stock Ownership Plan (ESOP) within the Plan allowing participants to have dividends reinvested in their Company Stock Fund – ESOP account or to receive quarterly dividend checks.

Company Stock Fund – Current Year (Common Stock of Air Products and Chemicals, Inc.) – This fund is a nondiversified investment option designed to provide participants with an opportunity to share in the potential growth of Company common stock. Current plan year employee contributions, if directed by the participant, and Company matching contributions will be invested in this fund. Dividends are automatically reinvested in the Company Stock Fund – Current Year. Participants may not receive quarterly dividend checks related to amounts contributed to this fund during the current plan year. Historically, subsequent to the end of each plan year, all amounts in the Company Stock Fund – Current Year were transferred to the Company Stock Fund – ESOP. Effective 25 September 2007, the Company Stock Fund – Current Year was closed and all participant balances were transferred to and all subsequent Company matching contributions and participant directed employee contributions are made to the Company Stock Fund – ESOP.

Fixed Income Securities Fund (SSgA Stable Value Fund) – This fund invests in traditional investment contracts with insurance companies and banks, and short to intermediate term fixed-income securities or portfolios that are "wrapped" by third-party financial institutions that guarantee principal and a predetermined interest rate yield.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

30 September 2007 and 2006

Brokerage Window (Fidelity BrokerageLink) – A brokerage account that offers a range of Fidelity and non-Fidelity mutual funds.

Participant changes to investment elections can apply to future contributions, accumulated savings or both. Participant investment election changes completed by 4 p.m. (Eastern Time) are effective the same New York Stock Exchange (NYSE) business day and are reflected in the participant's accounts the next NYSE business day.

Participants may not redirect accumulated savings directly from the Fixed Income Securities Fund to the Money Market Fund or to BrokerageLink.

The fair value of individual investments that represent 5% or more of the Plan's total net assets available for benefits as of 30 September 2007 and 2006 were as follows:

Investment		2007	2006
		(In thousands)	
Balanced Fund	$	200,615	176,049
S&P 500 Index Stock Fund		126,218	117,443
International Stock Fund		137,165	89,704
Large Cap Value Fund		291,126	266,416
Company Stock Fund – ESOP*		553,142	416,927
Fixed Income Securities Fund		219,083	241,188

* Nonparticipant-directed

(2) Summary of Accounting Policies

(a) Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting. The Company has elected to file these financial statements with the Securities and Exchange Commission prepared in conformity with guidelines issued under ERISA, as amended.

On 1 October 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.* As described in this FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the accompanying Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value for all periods presented. The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after 15 November 2007. The Plan is currently evaluating the impact, if any, the adoption of SFAS 157 will have on the Plan's financial statements.

(b)   Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)   Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. The fair value of the contracts held in the Fixed Income Securities Fund are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations (see note 3). Interest bearing cash is presented separately as a temporary investment.

Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the dividend payable date.

(d)   Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated within certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and could materially impact participants' account balances and the amounts reported in the accompanying Statements of Net Assets Available for Benefits. The Plan's exposure to a concentration of credit risk is dependent upon the investment allocations selected by Plan participants. At 30 September 2007 and 2006, 31% and 28% of the Plan's net assets, respectively, were invested in the common stock of the Company. The underlying value of the Company's stock is impacted by the performance of the Company, the market's evaluation of such performance and other factors.

(e)   Payment of Benefits

Benefits are recorded when paid.

(Continued)

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

30 September 2007 and 2006

(3) Fixed Income Securities Fund

Contributions made to the Fixed Income Securities Fund are invested in traditional investment contracts with insurance companies and other financial institutions, and short to intermediate term fixed-income securities or portfolios that are "wrapped" by third-party financial institutions that guarantee principal and a predetermined interest rate yield. The contracts held in this portfolio are deemed fully benefit-responsive as they provide that the Plan participants may make withdrawals at contract value. As described in note 2, because the contracts are deemed fully benefit-responsive, contract value is the relevant measurement attributable for contracts held in the fund. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The Fund's contracts are included in the accompanying Statements of Net Assets Available for Benefits at fair value, and are then adjusted to contract value in determining net assets available for benefits. The contract value of the contracts in this portfolio was $225,807,000 and $243,609,000 at 30 September 2007 and 2006, respectively.

No valuation reserves were recorded against the Fixed Income Securities Fund at 30 September 2007 and 2006. The average yield was 3.83% and 4.72% for the years ended 30 September 2007 and 2006, respectively. The Fund's crediting interest rates as of 30 September 2007 and 2006 were 5.03% and 4.50%, respectively. The crediting interest rate resets are determined monthly, but it may not be less than zero.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

(4) Nonparticipant-Directed Investments

Net assets relating to nonparticipant-directed investments were $561,353 at 30 September 2007 and $429,957 at 30 September 2006. The components of changes in net assets for the years ended 30 September 2007 and 2006 were as follows:

		2007	2006
		(In thousands)	
Beginning balance	$	429,957	404,837
Employee contributions		5,848	5,829
Employer matching contributions		17,038	16,485
Company Core Contributions, net of forfeitures		603	582
Interest income		328	283
Dividend income		8,232	8,655
Net appreciation in fair value of investments		186,848	78,789
Distributions to participants		(32,521)	(22,664)
Administrative expenses		(59)	(108)
Transfers to participant-directed investments (note 1)		(54,264)	(62,887)
Net transfers to participant loan fund		(657)	156
Total nonparticipant-directed investments	$	561,353	429,957

(Continued)

**AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN**

Notes to Financial Statements

30 September 2007 and 2006

As discussed in note 1, effective 1 October 2007, participants may immediately transfer up to 100% of any existing or future Company matching contributions.

(5) **Income Tax Status**

The Internal Revenue Service has determined and informed the Company, by letter dated 20 August 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No provision for income taxes has been included in the Plan's financial statements.

(6) **Expenses of the Plan**

All reasonable third-party fees and expenses for administration of the Plan have been paid by the Plan, including (but not limited to) trustee fees, record-keeping fees, audit fees, proxy voting fees, and communication expenses. Such expenses are assessed to participant accounts as a quarterly administrative charge. Expenses incident to the management of the Plan's investments are deducted from the earnings of the respective investments.

(7) **Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the entire amount credited to each participant's account will be fully vested.

(Continued)

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

30 September 2007 and 2006

(8) Net Change in Fair Value of Investments

The net appreciation (depreciation) in fair values of investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended 30 September 2007 and 2006 is as follows:

	2007	2006
	(In thousands)	
Money Market Fund	$ 1	2
Life Cycle Funds	1,946	84
Corporate Bond Fund	(559)	70
Balanced Fund	4,998	10,166
S&P 500 Index Stock Fund	19,031	11,653
Large Cap Growth Fund	8,033	687
International Stock Fund	27,546	2,831
Large Cap Value Fund	24,729	5,180
Small Capitalization Equity Fund	10,969	(1,100)
Company Stock Fund – ESOP	180,613	77,729
Company Stock Fund – Current Year	6,235	1,060
Fixed Income Securities Fund	8,750	21
	$ 292,292	108,383

(9) Related-Party Transactions

The Plan holds common stock of the Company, representing qualifying equity securities as defined by ERISA, valued at $553,142,000 and $423,628,000, representing 31% and 28% of net assets available for plan benefits at 30 September 2007 and 2006, respectively.

The Plan invests in funds managed by Fidelity valued at $261,534,000 and $185,295,000 representing 15% and 12% of net assets available for plan benefits at 30 September 2007 and 2006, respectively.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN

Schedule of Assets (Held at End of Year)

30 September 2007

(In thousands)

Identity of issue	Description	Fair value

* Money Market Fund
    Fidelity Retirement Government Money
      Market Portfolio
	Money Market Fund; par value	$ 31,114

* Brokerage Window
    Fidelity BrokerageLink
	Brokerage Window for many
	    publicly available Mutual Funds
		15,908

Life Cycle Funds (Retirement dated) 5 funds:
    SSgA Age-Based Lifetime Income
    Strategy plus funds targeted for 2010, 2020,
    2030 and 2040
	Commingled Investment Pool	26,498

Corporate Bond Fund
    Western Asset Core Plus
      Bond Fund
	Mutual fund shares: 2,631,208 shares	26,996

Balanced Fund Dodge & Cox Balanced Fund	Mutual fund shares: 2,257,649 shares	200,615
S&P 500 Index Stock Fund State Street S&P 500 Flagship Fund	Commingled Investment Pool	126,218
Large Cap Growth Fund American Funds Growth Fund of America	Mutual fund shares: 1,580,350 shares	59,342
* International Stock Fund Fidelity International Discovery Fund	Mutual fund shares: 3,058,989 shares	137,165
Large Cap Value Fund Vanguard Windsor II Fund	Mutual fund shares: 4,379,818 shares	291,126

* Small Capitalization Equity Fund
    Fidelity Select Equity Small Capitalization
      Collective Trust
	Commingled Investment Pool	71,175

* Company Stock Fund – ESOP Air Products and Chemicals, Inc. Common Stock	Common stock: 5,658,162 shares Historical Cost: $231,804	553,142
* Fidelity Trust Management Company Interest-bearing cash	Cash	6,172

Fixed Income Securities Fund
    State Street Stable Value Fund for Employee
    Benefit Trusts
	Guaranteed investment contracts,
	    3.8% (average yield) in 2007
		219,083

Total investments		$ 1,764,554
* Participant loans	5% to 12.5%	$ 17,351

* Represents investments with a party-in-interest.

See accompanying report of independent registered public accounting firm.

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